NYSE
AN ICE EXCHANGE

February 22, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Bank of Montreal, under the Exchange Act of 1934:

- MicroSectors™ Gold 3X Leveraged ETNs due January 29, 2043

- MicroSectors™ Gold -3X Inverse Leveraged ETNs due January 29, 2043

Sincerely,



New York Stock Exchange
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New York, NY 10005
Tel: +1 212.656.3000
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